November 5, 1995


Board of Directors
First Interstate Bancorp
633 West Fifth Street
Los Angeles, CA  90071

Members of the Board:

We understand that First Interstate Bancorp ("First Interstate" or "Company") and First Bank System, Inc. ("First Bank") are proposing to enter into an Agreement and Plan of Merger (the "Proposed Merger Agreement"), which will provide, among other things, for the merger of First Interstate with First Bank (the "Merger"). Pursuant to the Merger, each outstanding share of common stock of First Interstate (the "First Interstate Common Stock"), other than shares held in treasury or held by First Bank or any affiliate of First Bank or as to which dissenters' rights have been perfected, will be converted into
2.60 shares (the "First Bank Exchange Ratio") of common stock of First Bank (the "First Bank Common Stock"). Based on the closing price of First Bank Common Stock on November 3, 1995, the indicated value of the First Bank Exchange Ratio wold be $132.28 per share of First Interstate Common Stock.

You have asked for our opinion as to whether the First Bank Exchange Ratio pursuant to the Proposed Merger Agreement is fair from a financial point of view to holders of First Interstate Common Stock (other than First Bank and its affiliates).

For purposes of the opinion set forth herein, we have:

      (i) analyzed certain publicly available financial statements and other information of First Interstate and First Bank, respectively;

      (ii) analyzed internal financial statements and other financial and operating data concerning First Interstate and First Bank prepared by the management of First Interstate and First Bank, respectively;

      (iii) analyzed financial projections prepared by the managements of First Interstate and First Bank, respectively;

      (iv) discussed the past and current operations and financial condition and the prospects of First Interstate and First Bank with senior executives of First Interstate and First Bank, respectively;

      (v) reviewed and reported prices and trading activity for the First Interstate Common Stock and the First Bank Common Stock;






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      (vi)    compared the financial performance of First Interstate and First
              Bank and the prices, trading activity and trading multiples of the First Interstate Common Stock and the First Bank Common
              Stock with that of certain other comparable bank holding companies and their securities;

      (vii) discussed the strategic objectives of the merger and the plan for the combined company with senior executives of First Interstate and First Bank;

      (viii) analyzed certain pro forma financial projections for the combined company prepared by First Interstate and First Bank;

      (ix) reviewed and discussed with the senior managements of First Interstate and First Bank certain estimates of the potential cost savings, and anticipated revenue enhancements expected to result from the Merger;

      (x) reviewed the financial terms, to the extent publicly available, of certain comparable bank holding company merger transactions;

      (xi) participated in discussions among representatives of First Interstate and First Bank and their financial and legal advisors;

      (xii) reviewed the Proposed Merger Agreement and certain related agreements; and

      (xiii)  performed such other analyses as we have deemed appropriate.


We are aware of the proposal by Wells Fargo & Company ("Wells Fargo") to combine with First Interstate at an exchange ratio of .625 of a share of Wells Fargo Common Stock for each share of First Interstate Common Stock ( the ".625 Wells Fargo Ratio"). We also have been advised by senior management of First Interstate that senior management of Wells Fargo has orally indicated that under certain conditions it might be willing to consider raising the proposed exchange ratio to no higher than .650 of a share of Wells Fargo Common Stock for each share of First Interstate Common Stock (the ".650 Wells Fargo Ratio"). Based on the closing price of Wells Fargo Common Stock on November 3, 1995, the indicated value of the .625 Wells Fargo Ratio and the .650 Wells Fargo Ratio would be $132.66 and $137.96, respectively, per share of First Interstate Common Stock. We note that based on closing prices on November 3, 1995, the indicated values of both the Wells Fargo Ratios were higher than the indicated value of the First Bank Exchange Ratio.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, including estimates of cost savings and revenue

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enhancements expected to result from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of First Interstate and First Bank, respectively. We have also assumed that off-balance sheet activities of First Interstate and First Bank, including derivatives and other similar financial instruments, will not adversely affect the future financial position and results of operations of the combined enterprise. We have not made any independent valuation or appraisal of the assets or liabilities of First Interstate or First Bank, nor have we been furnished with any such appraisals and we have not examined any individual loan credit files of First Interstate and First Bank. We have also assumed with your consent that the Merger will be accounted for as a pooling of interests under generally accepted accounting principals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We have acted as financial advisor to the Board of Directors of First Interstate in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for First Interstate and First Bank and have received fees for the rendering of these services. We have also provided financial advisory and financing services for Wells Fargo in the past, and have received fees for the rendering of these services.

It is understood that this letter is for the information of the Board of Directors of First Interstate only and does not constitute a recommendation to stockholders of First Interstate as to the voting of their shares on the proposed Merger or any other transaction.

Based on the foregoing, we are of the opinion on the date hereof that the First Bank Exchange Ratio is fair from a financial point of view to holders of First Interstate Common Stock (other than First Bank and its affiliates).

We note that it is also our view on the date hereof, based upon publicly available information in the case of Wells Fargo, that each of the .625 and
 .650 Wells Fargo Ratios would be fair from a financial point of view to the holders of First Interstate Common Stock (other than Wells Fargo and its affiliates).

                                    Very truly yours,

                                    MORGAN STANLEY & CO. INCORPORATED




                                    By:  /s/ Donald A. Moore, Jr.
                                        -----------------------------------
                                         Donald A. Moore, Jr.
                                         Managing Director

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